200 Peach Street (71730) P O Box 7000 El Dorado, AR 71731-7000 (870) 862-6411 FAX (870) 864-6371

July 16, 2010

Securities and Exchange Commission

Mr. H. Roger Schwall, Assistant Director

Division of Corporation Finance

100 F Street NE – Mail Stop 4628

Washington, D.C. 20549-4628

Re:	Murphy Oil Corporation

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed February 26, 2010

Response Letter Dated April 30, 2010

File No. 1-08590

Dear Mr. Schwall:

In reference to your SEC inquiry letter to Murphy Oil Corporation dated July 7, 2010, Murphy Oil requests an extension to reply. Due to the requirements of preparing second quarter financial results and Form 10-Q, the Company expects to reply to your letter on or before August 4, 2010. Thank you for your consideration of this matter.

Sincerely,

/s/ John W. Eckart
John W. Eckart
Vice President and Controller

JWE/rs